Exhibit 99.1

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE May 5, 2015

POSITIVE RESULTS FROM UNDERGROUND DIAMOND DRILL PROGRAM AT PRAIRIE CREEK MINE

•High-Grade Intercept of 27.5% Zn, 30.5% Pb and 289 g/t Ag over 3.05 metres from the Main Quartz Vein

•Stockwork Mineralization Intercept Averaging 7.2% Pb, 11.9% Zn, 89 g/t Ag over
5.36 metres

Vancouver, British Columbia, May 5, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report that assays have been received for the first four drill holes of the current underground drill program at the Prairie Creek Mine in the Northwest Territories, Canada.

Exploration drilling from the underground drill station #8, in the 870m decline tunnel on section 51000N, is testing for new areas of mineralization in proximity to the mine workings and further detailing Inferred resources with the objective of converting part of the large Inferred Mineral Resource to the Indicated category for potential inclusion in an update of the Preliminary Feasibility Study scheduled to be completed later this year. All of the four holes intercepted the anticipated hosting structures.

In this particular area of the mine, the mineralization occurs either in the Main Quartz Vein (“MQV”), which is a high-grade, steeply dipping, fault structure that hosts the majority of the defined reserves and resources or in the Stockwork Zone (“STK”), which is a series of narrow high-grade veins occurring at an oblique angle to the MQV. All four holes intercepted significant MQV and STK mineralization.

Highlights of Drilling:

•	The MQV structure was intersected in all four holes. Hole PCU-15-53 returned the highest grade intercept of 27.5% Pb, 30.5% Zn, 289 g/t Ag over an estimated true width of 3.03 metres.

•
Multiple intercepts of STK mineralization were also intersected in all holes in the footwall of the MQV structure, except for PCU-15-54, which had to be abandoned in the MQV prior to penetrating the footwall rocks.

•
The best STK intercept occurred in PCU-15-52 which assayed 7.2% Pb, 11.9% Zn, 89 g/t Ag over an estimated true width of 3.63 metres, and with other narrower intercepts with grades over 20% zinc or lead in three of the four holes.

•	The multiple intercepts of STK mineralization occur mostly outside, but adjacent to, the calculated Indicated Resource and this information will add to the STK database and improve resource modelling.

Assay results from the program are as follows:

Drillhole	Mineral Style	From (m)	To (m)	Core Interval(m)	Est. True Width(m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PCU-15-52	MQV	105.50	107.50	2.00	1.96	14.29	6.05	203.5	0.542
PCU-15-52	MQV	105.50	107.50	2.00	1.96	14.29	6.05	203.5	0.542
PCU-15-52	STK	119.32	123.32	4.00	2.72	2.36	5.14	61.0	0.172
PCU-15-52	STK	129.24	134.60	5.36	3.63	7.17	11.93	89.2	0.163
PCU-15-52	STK	135.70	137.70	2.00	1.35	5.83	16.82	51.0	0.056
PCU-15-52	STK	149.05	153.50	4.45	2.94	4.47	4.14	49.6	0.063
PCU-15-52	STK	158.22	159.72	1.50	0.98	1.03	7.99	23.2	0.074
PCU-15-52	STK	161.60	162.60	1.00	0.65	7.76	21.20	67.0	0.054
PCU-15-52	STK	173.01	174.01	1.00	0.65	1.37	8.33	43.0	0.153
PCU-15-52	STK	176.80	177.88	1.08	0.71	2.54	7.22	41.0	0.094
PCU-15-52	STK	191.60	192.60	1.00	0.66	0.38	3.87	18.7	0.064
PCU-15-52	STK	193.80	194.58	0.78	0.52	5.91	6.82	65.0	0.077
PCU-15-52	STK	196.00	197.00	1.00	0.67	0.78	3.71	12.2	0.023
PCU-15-52	STK	206.00	207.00	1.00	0.66	0.45	6.91	8.9	0.017
PCU-15-52	STK	210.00	211.00	1.00	0.66	0.11	2.51	58.0	0.131
PCU-15-52	STK	214.48	215.48	1.00	0.66	5.01	5.57	57.0	0.072
PCU-15-52	STK	220.10	221.10	1.00	0.66	9.87	23.50	115.0	0.181
PCU-15-52	STK	238.50	240.49	1.99	1.31	1.98	4.35	17.0	0.013
PCU-15-53	Vein	98.76	101.80	3.04	2.80	3.02	3.76	32.0	0.052
PCU-15-53	MQV	103.33	106.38	3.05	3.03	27.47	30.45	289.4	0.070
PCU-15-53	STK	124.66	126.60	1.94	1.42	0.32	4.11	6.5	0.012
PCU-15-53	STK	130.76	132.28	1.52	1.11	8.66	5.14	76.0	0.028
PCU-15-53	STK	149.20	152.50	3.30	2.39	2.81	20.81	117.8	0.494
PCU-15-53	STK	153.62	154.67	1.05	0.76	0.54	12.10	62.0	0.297
PCU-15-53	STK	161.26	162.86	1.60	1.15	0.45	16.90	41.0	0.198
PCU-15-53	STK	173.43	178.00	4.57	3.27	8.17	11.03	79.2	0.120
PCU-15-53	STK	189.00	190.00	1.00	0.71	3.71	3.05	30.0	0.038
PCU-15-53	STK	193.00	194.00	1.00	0.71	2.37	5.25	25.0	0.020
PCU-15-54	MQV*	167.34	176.70	9.36	6.63	5.95	6.87	112.0	0.328
PCU-15-54	STK	181.90	182.57	0.67	0.43	3.94	7.69	84.0	0.214
PCU-15-55	MQV	121.60	123.25	1.65	1.50	8.24	2.69	61.4	0.084
PCU-15-55	STK	131.61	132.32	0.71	0.43	1.80	6.62	48.0	0.153
PCU-15-55	STK	141.95	143.02	1.07	0.66	31.00	12.00	357.0	0.403
PCU-15-55	STK	144.78	146.00	1.22	0.75	2.82	6.94	83.0	0.203
PCU-15-55	STK	148.00	149.05	1.05	0.65	5.24	8.53	170.0	0.567
PCU-15-55	STK	149.92	151.07	1.15	0.71	11.50	15.40	117.0	0.148
PCU-15-55	STK	154.08	155.00	0.92	0.57	1.05	9.97	15.0	0.028
PCU-15-55	STK	158.69	160.75	2.06	1.27	3.89	23.94	271.7	1.119

* Hole abandoned within the MQV due to technical difficulties. Overall recoveries in PCU-15-54 were approximately 40%. In general, recoveries for all holes averaged approximately 70% from the MQV and 100% for the STK.

Underground Exploration Program

The planned program will comprise about 6,000 metres of diamond drill coring over 21 holes on four, 50-metre sections from three existing diamond drill stations. These initial four holes cover only the upper 300m panel of the mine resource on the 51000N section. The next three deep holes also from this section are awaiting analytical results.

Drilling is presently continuing on the third hole of a proposed ring of six holes on the adjacent 51050N section from underground drill station #9 in the decline tunnel of the 870m Level.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis. Further assays and analysis was completed where appropriate standards, duplicates and blanks were inserted and included within the analysis.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

About the Prairie Creek Mine

The Prairie Creek Mine contains a partially developed infrastructure including an almost complete flotation mill, workshops, accommodations, and support facilities. The Company holds a Type “A” Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. An update Resource Estimate was recently completed by AMC Mining Consultants (Canada) in March 2015 (refer to March 26, 2015 press release) with overall results as follows:

OVERALL RESOURCE ESTIMATE: MARCH 2015
TOTAL MQV+STK+SMS	TONNES	Zn %	Pb %	Ag g/t
MEASURED	1,279,000	13.2	11.6	211
INDICATED	5,309,000	9.5	9.0	131
MEASURED & INDICATED	6,588,000	10.2	9.5	147
INFERRED	7,078,000	11.7	9.6	177

The on-going underground diamond drill program is mainly targeting MQV and STK zones with the goal of upgrading part of the Mineral Resource from Inferred to an Indicated classification and in testing for new areas of mineralization in the proximity to the mine workings. The additional Indicated Resources could then be incorporated into a new mine plan to support a longer mine life.

The Company plans to update the 2012 Preliminary Feasibility Study following completion of the current program of underground drilling.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 1200 Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, Suite 1200 Toronto, ON M5J 2W4
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.